FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 2, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated March 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: March 2, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

PRESS RELEASE
New York and Stockholm – 2 March, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

New York and Stockholm – 2 March, 2009 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that the Board has appointed Mikael Grahne to succeed Marc Beuls as President and Chief Executive Officer (CEO). Marc Beuls today steps down after eleven years as CEO and seventeen years with the company.

Mikael Grahne has been the Chief Operating Officer of Millicom since February, 2002 and has been responsible for the successful development of Millicom´s operational strategies, including the development of the Tigo brand.

Millicom Chairman, Daniel Johannesson, said: “As the Company moves into a new phase the Board believes that our focus on operational excellence should be driven from the top. Mikael Grahne has the experience, personality and qualifications necessary for this new challenge.”

Mikael Grahne commented: “I am delighted to succeed Marc Beuls as Chief Executive.  Although I take on this role in a challenging economic climate, I look forward to leading our talented and experienced management team and building on Millicom’s success.

Millicom Chairman, Daniel Johannesson added: “I know that I speak not only for the Board, but for everyone at Millicom, when I thank Marc Beuls for his leadership and substantial contribution over the last 11 years as Chief Executive. He has been responsible for leading the Company through a period of extremely high growth to create the force that Millicom is today in emerging markets. We wish him every success in his future career.”

Marc Beuls commented: “My period as Chief Executive of Millicom has been both enjoyable and immensely fulfilling.  I have worked closely with Mikael and I wish him well as he now takes the helm.”

Notes to Editors:

Mikael Grahne (born 1953) joined Millicom in February 2002 as the Chief Operating Officer, having previously been President of Seagram Latin America. Prior to joining Seagram, he was the regional president of a division of the EMEA region at PepsiCo and held various senior management positions with Procter & Gamble. Mr Grahne has an MBA from the Swedish School of Economics in Helsinki, Finland.

CONTACTS

Daniel Johannesson
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 777 525 4239
Investor Relations	+44 20 73215010
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa.  It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.